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EXHIBIT 12.1

RELIANT ENERGY, INC. AND SUBSIDIARIES
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES
(Unaudited)

	For the Year Ended December 31,
	2005(1)	2004(2)	2003(3)	2002	2001
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$399,281	$417,514	$406,809	$206,582	$16,152
Capitalized interest	441	45,784	84,225	22,038	58,720
Interest within rent expense	56,458	61,539	58,955	54,340	35,174

Total fixed charges	$456,180	$524,837	$549,989	$282,960	$110,046

Earnings from continuing operations:
Income (loss) from continuing operations before income taxes	$(693,827)	$(391,674)	$(840,729)	$83,855	$751,498
(Income) loss of equity investments of unconsolidated subsidiaries	(25,458)	9,478	1,652	(17,836)	(6,771)

Subtotal	(719,285)	(382,196)	(839,077)	66,019	744,727

Plus—
Fixed charges from above	456,180	524,837	549,989	282,960	110,046
Amortization of capitalized interest	8,462	7,692	5,525	3,754	2,408
Distributed income of equity investees	5,500	3,850	4,400	2,975	27,159
Less—
Capitalized interest	(441)	(45,784)	(84,225)	(22,038)	(58,720)

	$(249,584)	$108,399	$(363,388)	$333,670	$825,620

Ratio of earnings from continuing operations to fixed charges	—	—	—	1.18	7.50

(1)
For 2005, our earnings were insufficient to cover our fixed charges by $706 million.

(2)
For 2004, our earnings were insufficient to cover our fixed charges by $416 million.

(3)
For 2003, our earnings were insufficient to cover our fixed charges by $913 million.

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Exhibit 12.1 RELIANT ENERGY, INC. AND SUBSIDIARIES RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES